United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
DuPont Powder Coatings USA, Inc. Profit Sharing Plan
(Full title of Plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Powder Coatings USA, Inc. Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

Dated: June 27, 2008

/s/ William Rising
William Rising
Vice President, Finance

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
DuPont Powder Coatings USA, Inc. Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 27, 2008

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets:
Investments:
Common/collective trust funds	$25,250,934	$24,793,279
Mutual funds	10,736,522	9,196,779
Company stock fund	434,575	478,881
Participant loans	2,096,293	1,928,397

Total investments	38,518,324	36,397,336

Receivables:
Participants’ contributions	20,301	—
Employer’s contributions	584,953	786,089
Dividends and interest	3,545	2,951

Total receivables	608,799	789,040

Cash	1,156	1,332

Total Assets:	39,128,279	37,187,708

Liabilities:
Payables	20,836	61,938

Net assets available for benefits, at fair value	39,107,443	37,125,770

Adjustment from fair value to contract value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	18,183	32,572

Net assets available for benefits	$39,125,626	$37,158,342

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Net appreciation in fair value of investments	$1,128,233	$3,504,880
Interest income	130,635	107,677
Dividend income	992,902	635,483

Total investment income	2,251,770	4,248,040

Contributions:
Participant	1,258,555	1,158,550
Employer	1,151,795	1,378,732

Total contributions	2,410,350	2,537,282

Total additions	4,662,120	6,785,322

Deductions:
Benefits paid to participants	2,623,087	1,698,867
Administrative expenses	71,749	66,023

Total deductions	2,694,836	1,764,890

Net increase	1,967,284	5,020,432

Net assets available for benefits:
Beginning of year	37,158,342	32,137,910

End of year	$39,125,626	$37,158,342

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is available to eligible employees of DuPont Powder Coatings USA, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”).
All employees of the Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company.
For purposes of employee contributions and compliance contributions, participation begins the first day of the next payroll period after the date an employee completes one hour of service. For purposes of Company match and Company profit sharing contributions, participation begins on the first day of the next payroll period after the date an employee completes a 12 month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Each participant who was an eligible employee at any time during the period, even if such employee did not work 1,000 hours, will receive the compliance contribution.
The designated trustee of the Plan is Merrill Lynch Trust, FSB (“Merrill Lynch”).
Contributions
Each year, participants may contribute between 1 percent and 15 percent of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. A participant may change their deferral contribution election four times a year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributions consist of (a) compliance contributions equal to 3 percent of eligible compensation, (b) matching contributions equal to 100 percent of the first 3 percent of eligible earnings that a participant contributes, and (c) profit sharing contributions equal to 10 percent of the Company’s net profit for the Plan year less compliance and matching contributions made for the year. Contributions to the Plan are subject to certain limitations.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, four common/collective trust funds and a company stock fund as investment options for participants.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in the portion of their accounts contributed by them, the Company’s compliance contribution and in the earnings on such contributions. A participant’s vested interest in the Company’s matching and profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
1 — 2	20%
2 — 3	40%
3 — 4	60%
4 — 5	80%
5 or more	100%
One full year of service is defined as a twelve-month period of employment. A participant also becomes 100 percent vested upon normal retirement age (age 59 1/2), death, and termination of employment due to disability.
Participant Loans
Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for loans made to purchase a primary residence, which have a maximum term of 10 years. At December 31, 2007, the rates ranged from 5 percent to 10.5 percent. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of services due to death, disability or retirement, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution, partial distribution, or installments payments. In-service withdrawals may be made under certain conditions as permitted by the Plan.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
Forfeited Accounts
Forfeitures of the Company matching and profit sharing contributions may occur if a participant terminates or withdraws his or her contributions prior to the full vesting period. These forfeitures may be used to restore accounts, as defined in the Plan, to pay administrative expenses or may decrease the amount of profit sharing contributions. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $437,855 and $452,971, respectively. Forfeited accounts were used to reduce administrative expenses of the Plan by $54,278 and $49,560 for the years ended December 31, 2007 and 2006, respectively.
Administrative Expenses
Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2007 and 2006, the Plan paid $71,749 and $66,023, respectively, in administrative expenses, including audit and various recordkeeping fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common/collective trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCT’s relating to fully benefit-responsive investment contracts with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end. Shares of CCT’s are valued at net unit value as determined by the trustee at year end. The Company stock fund is valued at its year end unit closing price (defined as the year end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan holds shares of CCT’s that have investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be valued at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.
Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of the DuPont Company Stock Fund securities are based on average cost of the securities sold. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
Accounting Standards Issued Not Yet Adopted
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” (SFAS 157) which addresses how companies should measure fair value when required for recognition or disclosure purposes under GAAP. The standard’s provisions will be applied to existing accounting measurements and related disclosures that are based on fair value. SFAS 157 does not require any new fair value measurements. The standard applies a common definition of fair value to be used throughout GAAP, with emphasis on fair value as a “market-based” measurement versus an entity-specific measurement and establishes a hierarchy of fair value measurement methods. The disclosure requirements are expanded to include the extent to which companies use fair value measurements, the methods and assumptions used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The new standard’s provisions applicable to the Plan will be applied to the Plan’s financial statements prospectively for the period beginning January 1, 2008. The Plan administrator expects that the adoption of SFAS 157 will not have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
NOTE 3 — INVESTMENTS
The following table presents investments that represent 5% or more of the net assets available for benefits as of December 31, 2007 and 2006.

	2007	2006
Merrill Lynch Equity Index Trust Tier 6	$20,827,013	$21,090,708
American Amcap Fund	1,952,221	2,096,159
The Oakman Equity & Income Fund	3,003,489	2,204,122
Merrill Lynch Retirement Preservation Trust	2,020,288	1,300,371	*
Participant Loans	2,096,293	1,928,397

*	Investment represents less than 5 percent of the net assets as of December 31, 2006.
During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common/collective trust funds	1,159,148	3,042,117
Mutual funds	14,065	400,270
Company stock fund	$(44,980)	$62,493

Net appreciation	$1,128,233	$3,504,880

NOTE 4 — TAX STATUS
The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”) and the related trust is exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated July 16, 2003 covering the Plan and amendments through February 25, 2002 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.
NOTE 5 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund as an investment option. At December 31, 2007 the Plan held 9,856.5389 shares of DuPont common stock valued at $434,575. At December 31, 2006 the Plan held 9,831.2697 shares of DuPont common stock valued at $478,881. The Plan purchased $166,433 and $115,303 of stock during the years ended December 31, 2007 and 2006, respectively. The Plan

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
sold $165,759 and $128,226 of stock during the years ended December 31, 2007 and 2006, respectively. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company matching and profit sharing contributions
NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$39,125,626	$37,158,342
Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(18,183)	(32,572)

Net assets available for benefits per the Form 5500	39,107,443	37,125,770

The following is a reconciliation of CCT gain per the financial statements for the year ended December 31, 2007 to the Form 5500:

December 31,
2007
Net gain from Common/collective trusts included in the financial statements	$1,309,328
2007 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,183)
2006 adjustment from contract value to fair value for fully benefit-responsive investment contracts	32,572

Net gain from Common/collective trusts per the Form 5500	$1,323,717

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
NOTE 8 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value
*	Merrill Lynch Equity Index Trust Tier 6	Common/Collective Trusts	**	$20,827,013
*	Merrill Lynch International Index Trust	Common/Collective Trusts	**	989,673
*	Merrill Lynch Retirement Reserves Fund	Common/Collective Trusts	**	1,432,143
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts	**	2,002,105

	Total common/collective trust			25,250,934

	Thornburg International Value Fund	Registered Investment Company	**	1,304,050
	The Oakmark Equity & Income Fund	Registered Investment Company	**	3,003,489
	American Century Small Company Fund	Registered Investment Company	**	290,933
	American Amcap Fund	Registered Investment Company	**	1,952,221
	CRM Midcap Value Fund	Registered Investment Company	**	1,051,071
	Pimco Total Return Fund	Registered Investment Company	**	1,870,989
	Lazard International Smallcap Portfolio	Registered Investment Company	**	180,196
	Van Kampen Comstock Fund	Registered Investment Company	**	1,083,573

	Total mutual funds			10,736,522

*	DuPont Company Stock Fund	Company Stock Fund	**	434,575

*	Participant loans	5% to 10.50% Maturing from January 2008 — January 2013	**	2,096,293

	Total Assets			$38,518,324

*	Party-in-interest

**	Cost not required for participant directed investments